Exhibit 4.29

SPOUSAL CONSENT LETTER

I, Baohong Yin (ID Card No.: 320102196710242849), as the lawful spouse of Zhengdong Zhu (ID Card No.: 320102196806142439), hereby unconditionally agree that, the disposition of the equity interests in Beijing Champion Hi-tech Co., Ltd. which are owned by and registered in the name of my spouse will be in accordance with the Exclusive Purchase Rights Agreement dated May 9, 2004, the Letter of Undertaking dated February 13, 2008, the Power of Attorney dated March 25, 2008, the Equity Pledge Agreement dated December 31, 2008 and the Tri-party Agreement re VIE Structure dated January 30, 2013, all of which were signed by my spouse as a party, and any other supplemental agreement(s) may be entered into by my spouse from time to time.

I further agree that, I will not take any action(s) which may be with the intention to interfere with the above mentioned arrangements, including bringing claim(s) to court or other competent authorities and claiming the equity interests therein to constitute the joint property owned by my spouse and me. I hereby unconditionally and irrevocably waive all of the rights or interests that may be granted by the applicable laws in connection with the equity interests therein, and confirm that such rights or interests do not constitute the joint property owned by my spouse and me in any case.

/s/ Baohong Yin

Name: Baohong Yin

ID Card No.: 320102196710242849

Date: January 30, 2013